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                                                                                                                                                                                    franklintempleton.com

February 10, 2025

VIA EDGAR

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Subject:  Franklin Templeton Funds (the “Funds”) (as listed on the attached Appendix)

Dear Ms. Fettig:

On behalf of the Funds, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically on September 16, 2024, regarding various filings made by the Funds with the SEC on Forms N-17f-2, N-CSR and N-CEN as well as corresponding disclosures made in their prospectuses filed as part of their registration statements on Form N-1A, as applicable.  References made to a Fund number, or to a Fund’s shareholder report on Form N-CSR or annual report on Form N-CEN, refer to the Funds and relevant reporting periods reviewed by the Staff as listed on the Appendix, unless otherwise specified.  Each comment is summarized below, followed by the applicable Funds’ response to the comment.

1.                  Comment:  Funds 1 through 13 made Form N-17f-2 filings in August 2024 that do not appear to have been transmitted promptly after each examination by the independent public accountant (“independent auditor”) as required by Rule 17f-2 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please explain the reason for such filing delays, as applicable.

Response:  The Funds note that the Form N-17f-2 filing delays were due to a misunderstanding of which party was responsible for transmitting the completed documents to the internal party responsible for filing with the SEC.  The examinations and certifications took place timely and only the filings were delayed.  The misunderstanding was identified through internal reviews in the third quarter of 2024, and efforts were immediately made to update process documentation for clarity and to ensure all outstanding filings were made as soon as practicable.

2.                  Comment: It appears that Templeton Emerging Markets Income Fund (“TEMIF”) and Franklin Limited Duration Income Trust (“FLDIT”) are closed-end Funds that have             adopted managed distribution plans, which are disclosed in each Fund’s annual shareholder report on Form N-CSR under “Management’s Discussion of Fund Performance” as required by Instruction 4(g)(3) of Form N-2. Such Instruction also requires a discussion of “the extent to which the Fund’s distribution policy resulted in distributions of capital.” Please include this discussion in future filings, as applicable.

FRANKLIN TEMPLETON

Ms. Fettig
February 10, 2025

Response: We acknowledge the Staff’s comment and note that TEMIF and FLDIT will provide such disclosure in future shareholder report filings.

3.                  Comment:  The Staff notes that FLDIT utilized a blended benchmark as its “appropriate broad-based securities market index” (“broad-based index”) with respect to applicable disclosures in its annual shareholder report on Form N-CSR. In general, we do not consider a custom blended benchmark to be a broad-based index. Please explain how the broad-based index utilized by FLDIT meets the requirements of Form N-2, Item 24, Instruction 4(g)(2)(F).

Response:  Please note that, effective January 1, 2024, FLDIT changed its benchmark from the blended 1/3 Credit Suisse (CS) High Yield Index + 1/3 CS Leveraged Loan Index (CS LLI) + 1/3 Bloomberg Mortgage-Backed Securities (MBS) Index to the blended 1/3 ICE BofA US High Yield Constrained Index + 1/3 Morningstar® LSTA® US Leverage Loan IndexSM + 1/3 Bloomberg MBS Index (with the latter benchmark being referred to as the “blended benchmark” below).

FLDIT believes that the blended benchmark is an appropriate broad-based index based on the currently effective requirements of Instruction 4(g)(2)(F) to Item 24 of Form N-2. For purposes of Item 24, an “appropriate broad-based securities market index” is “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The blended benchmark is comprised of constituent asset class indices that are calculated and administered by organizations that are not affiliated persons of the Fund, its investment adviser, or principal underwriter, and each of these constituent indices is a broad-based index. Moreover, the benchmark blend is static and not “administered” by the adviser on an ongoing basis. FLDIT believes that the blended benchmark is reflective of the investment policies and strategies of the Fund and is representative of the markets in which the Fund invests.

We acknowledge that the SEC adopted amended shareholder report disclosure rules (requiring “tailored” shareholder reports), which included an amended definition of “appropriate broad-based securities market index” for purposes of Instruction 6 to Item 27A(d)(2) of Form N-1A, and that the SEC also issued corresponding guidance commenting on the amended definition with respect to blended benchmarks. See Release No. IC-34731 (Oct. 26, 2022). We note, however, the SEC’s statement in the adopting release that the amended shareholder report disclosure rules apply only to shareholder reports for investment companies registered on Form N-1A and do not extend to other investment companies that are not registered on Form N-1A, such as FLDIT and other closed-end funds (see id. at 49-50). Nevertheless, in response to the SEC Staff’s comment, FLDIT will re-evaluate the use of the blended benchmark as its primary benchmark in connection with future shareholder reports.

FRANKLIN TEMPLETON

Ms. Fettig
February 10, 2025

4.                  Comment:  The Staff notes that certain Funds have identified zero coupon investments on the Schedules of Investments in their annual shareholder reports on Form N-CSR. For example, the Franklin Core Plus Bond Fund (formerly, the Franklin Strategic Income Fund) and FLDIT appear to have invested in a series of marketplace loans from Block, Inc. that are disclosed as zero coupon, and it appears that the Franklin OnChain U.S. Government Money Fund (the “OnChain Money Fund”) has holdings in U.S. Treasury bills with no disclosed coupon rate.

In future Form N-CSR filings, please disclose a yield for zero coupon investments. The Staff recognizes that Footnote 4 of Rule 12-12 of Regulation S-X does not state this requirement explicitly, but the Staff considers it a best practice.

Response:  We acknowledge the Staff’s comment and will include such information in future financial statements and the resulting filings on Form N-CSR. Specifically, the applicable Funds intend to include the yield for U.S. Treasury bills with no disclosed coupon and the yield for zero coupon marketplace loans beginning with the reporting cycle ended December 31, 2024.

5.                  Comment: In the Statements of Operations on Form N-CSR for the Franklin Growth Opportunities Fund, Franklin Biotechnology Discovery Fund and Franklin Natural Resources Fund, it appears that income from securities lending with respect to “Unaffiliated entities (net of fees and rebates)” is negative. Please explain the reason for these negative amounts and any relevant accounting guidance that supports this presentation.

Response: The aforementioned Funds participate in an agency-based securities lending program to earn additional income. The Funds lend certain of their portfolio securities to qualified banks and broker-dealers (collectively, “borrowers”). In exchange, the Funds receive collateral from the borrowers in the form of cash and/or U.S. government and agency securities against the loaned securities. Any cash collateral received is deposited into a joint cash account with other funds and is used to invest in an affiliated money market fund. The Funds may receive interest income from such investment of cash collateral and may receive lending fees and rebates paid by the borrowers under the program. The Funds may pay fees to unaffiliated securities lending agents or third-party vendors or pay interest rebates to borrowers.

In accordance with Rule 6-07 of Regulation S-X (Statements of Operations), the Funds’ income from investments in the money market fund is segregated under the caption “Non-controlled affiliates” (under the heading “Income from securities loaned”) since the money market fund is an affiliate, while the remaining net fees received from or paid to third parties in connection with the securities lending program are disclosed under the caption “Unaffiliated entities (net of fees and rebates).” The amounts disclosed under such unaffiliated entities line item for the aforementioned Funds were negative given that the aggregate fees paid by the Funds to third parties for securities lending activities exceeded the fees received from such parties. The net income earned by each of the Funds from securities lending activities was positive when considered in conjunction with the interest income from the Funds’ cash collateral investment in the affiliated money market fund (i.e., as represented by the non-controlled affiliates line item).

FRANKLIN TEMPLETON

Ms. Fettig
February 10, 2025

6.                  Comment: The Staff notes that “Dear CFO” letter 2023-01 addresses financial highlights requirements for registered closed-end funds that have filed a “short-form registration statement” on Form N-2 and forward incorporate by reference certain documents subsequently filed by such registrants, which would include reports on Form N-CSR containing financial statements. In that regard, the Staff notes that the financial highlights for such funds must comply with the applicable presentation and audit requirements of both the financial statements and the prospectus, and the prospectus requires financial highlights to be presented for each of the last ten fiscal years of the fund (or for the life of the fund) as described on Form N-2.

With respect to FLDIT’s annual shareholder report on Form N-CSR, it appears that the financial highlights were presented for the last five fiscal years of the Fund. Please consider the guidance provided by Dear CFO letter 2023-01 in addressing the ten-year requirement, which notes that registrants may include the presentation of ten fiscal years of financial highlights in their financial statements or alternatively may file a prospectus supplement pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “1933 Act”), that includes such information.

Response:  FLDIT will include the presentation of ten fiscal years of financial highlights in its financial statements for the next annual shareholder report on Form N-CSR.

7.                  Comment: With respect to FLDIT’s annual shareholder report on Form N-CSR, the Report of Independent Registered Public Accounting Firm (the “Audit Opinion”) appears to indicate that the Senior Securities Table included in the report is audited, but the table is included in an unaudited section of the report (Important Information to Shareholders (Unaudited)). Please review the relevant disclosures in the annual shareholder report as relevant, and update as necessary.

Response:  We acknowledge the SEC Staff’s comment and can confirm that the Senior Securities Table included in the annual shareholder report was audited by FLDIT’s independent auditor. The registrant has considered the guidance provided by “Dear CFO” letter 2001-02. Going forward, the Fund will consider including the Senior Securities Table information in the Financial Highlights (which are specifically covered by the Audit Opinion) or add disclosure to clarify that the Senior Securities Table is audited by the Fund’s independent auditor.

8.                  Comment: With respect to the OnChain Money Fund’s annual report on Form N-CEN, the Fund selected “No” in answering whether the registrant is an issuer of a class of securities registered under the 1933 Act. Please verify the accuracy of that response.

FRANKLIN TEMPLETON

Ms. Fettig
February 10, 2025

Response: We note that such Form N-CEN selection was made inadvertently and can confirm that the Fund has issued securities that are registered under the 1933 Act. The response will be corrected in future Form N-CEN filings, as applicable.

9.                  Comment: With respect to FLDIT’s annual report on Form N-CEN, the Fund checked the box for Item C.7.n.iv., which states that the Fund entered into reverse repurchase agreements or similar financing transactions with respect to Rule 18f-4(d)(1)(ii) under the 1940 Act (the “Derivatives Rule”).1 Such selection indicates that the Fund treats all reverse repurchase agreements or similar financing transactions (collectively, “reverse repos”) as derivatives transactions under the Derivatives Rule. However, the Fund appears to have included reverse repos in the senior securities asset coverage calculations included in the annual shareholder report on Form N-CSR (i.e., as contemplated by Item C.7.n.iii. of Form N-CEN and Rule 18f-4(d)(1)(i) under the 1940 Act). Please explain whether the appropriate Form N-CEN selection was made with respect to the Fund’s treatment of reverse repos under the Derivatives Rule.

Response: From an accounting and financial reporting perspective, FLDIT has entered into reverse repos under Rule 18f-4(d)(1)(i) and complied with the corresponding asset coverage requirements of Section 18 of the 1940 Act. From a compliance perspective, FLDIT also treated reverse repos as derivatives transactions under the Derivatives Rule and thus Item C.7.n.iv. was selected on Form N-CEN by the compliance team. FLDIT has re-considered this approach in response to the Staff’s comment and, effective as of December 31, 2024, will solely treat reverse repos as contemplated by Item C.7.n.iii. of Form N-CEN and Rule 18f-4(d)(1)(i). The corresponding election on Form N-CEN will be made for that reporting period.

We believe that we have responded fully to each of the Staff’s comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact the undersigned at 916-463-1966, or, in his absence, Jeffrey White at 916-463-4396.

Very truly yours,

/s/CHRISTOPHER KINGS

Christopher Kings

Senior Vice President,

Global Fund Administration & Oversight

Franklin Templeton

On behalf of the Funds listed in the attached Appendix

1      Form N-CEN (SEC No. 2846) (last updated Aug. 2022) refers to Rule 18f-4(d)(ii) under the 1940 Act, but the corresponding Rule provision appears to be Rule 18f-4(d)(1)(ii).

Appendix

Funds and Fiscal Year Ends Reviewed by SEC Staff

Fund #	File #	Registrant Name	Series Name	FYE Reviewed
1	811-07866	Templeton Emerging Markets Income Fund	Templeton Emerging Markets Income Fund	12/31/2023
2	811-21357	Franklin Limited Duration Income Trust	Franklin Limited Duration Income Trust	12/31/2023
3	811-08034	Franklin Real Estate Securities Trust	Franklin Real Estate Securities Fund	4/30/2024
4	811-06243	Franklin Strategic Series	Franklin Growth Opportunities Fund	4/30/2024
5	811-06243	Franklin Strategic Series	Franklin Core Plus Bond Fund (formerly, Franklin Strategic Income Fund)	4/30/2024
6	811-06243	Franklin Strategic Series	Franklin Biotechnology Discovery Fund	4/30/2024
7	811-06243	Franklin Strategic Series	Franklin Natural Resources Fund	4/30/2024
8	811-06243	Franklin Strategic Series	Franklin Small-Mid Cap Growth Fund	4/30/2024
9	811-06243	Franklin Strategic Series	Franklin Small Cap Growth Fund	4/30/2024
10	811-04706	Templeton Income Trust	Templeton Global Bond Fund	12/31/2023
11	811-04706	Templeton Income Trust	Templeton International Bond Fund	12/31/2023
12	811-04706	Templeton Income Trust	Templeton Global Total Return Fund	12/31/2023
13	811-04706	Templeton Income Trust	Templeton Sustainable Emerging Markets Bond Fund	12/31/2023
14	811-23471	Franklin Templeton Trust	Franklin OnChain U.S. Government Money Fund	3/31/2024
15	811-03395	Franklin Federal Tax-Free Income Fund	Franklin Federal Tax-Free Income Fund	4/30/2024

Appendix - 1